KH 4/25

14046306

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

RECEIVED MAR 18 2014

SEC FILE NUMBER
8- 50809

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avior Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4660 LaJolla Village Drive, PMB #52
(No. and Street)

San Diego, CA 92122
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Allison D. Diamond (858) 509-8815
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

1901 Post Oak Park Drive #4202 Houston, TX 77027
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 4/25

OATH OR AFFIRMATION

I, Allison D. Diamond, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ________, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANDREA R. CLINARD
COMMISSION # 1881647
Notary Public - California
SAN DIEGO COUNTY
My Comm. Expires Apr 1, 2014

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Avior Capital, LLC

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditors Report Thereon
and
Supplemental Report on Internal Controls

For the Year-Ended December 31, 2013

Table of Contents

INDEPENDENT AUDITOR'S REPORT

To the Shareholder and
Board of Directors
Avior Capital, LLC

I have audited the accompanying statement of financial condition of Avior Capital, LLC (the "Company") as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

This audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, TX
February 19, 2014

Nathan T. Tuttle, CPA

Avior Capital, LLC
Financial Statements

Statement of Financial Condition
As of December 31, 2013

ASSETS	
Cash	$ 154,274
Deposit with Clearing Organization	10,000
Investment	10,000
Prepaid Expense	5,335
TOTAL ASSETS	$ 179,609
LIABILITIES and MEMBERS' EQUITY	
LIABILITIES	
Accounts Payable and Accrued Expenses	$ 11,305
Payable to Member	1,000
TOTAL LIABILITIES	12,305
MEMBERS' EQUITY	
Total Members' Equity	167,304
TOTAL LIABILITIES and MEMBERS' EQUITY	$ 179,609

Avior Capital, LLC

Financial Statements

Statement of Operations
As of December 31, 2013

REVENUES	
Private Placement Fees	$ 37,500
Advisory and Consulting Fees	125,000
Investment Income	10,010
Total Revenues	172,510
OPERATING EXPENSES	
Employee Compensation and Benefits	84,963
Professional Fees	19,110
Communications	28,527
Occupancy Expense	8,000
Other Expenses	30,932
TOTAL OPERATING EXPENSES	171,532
INCOME FROM OPERATIONS	978
OTHER INCOME	
Interest Income	122
NET INCOME BEFORE INCOME TAX PROVISION	1,100
INCOME TAX PROVISION	1,700
NET LOSS	$ (600)

Avior Capital, LLC
Financial Statements

Statement of Cash Flow
As of December 31, 2013

Cash flow from Operating Activities:		
Net Loss		$ (600)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:		
(Increase) Decrease in Assets:		
Deposit with Clearing Organization	90,111	
Investment	(10,000)	
Receivable - Other	32,300	
Prepaid Expense	(4,759)	
Increase (Decrease) in Liabilities:		
Accounts Payable and Accrued Expenses	(1,926)	
Payable to Clearing Organization	(47)	
Total Adjustments		105,679
Net Cash Provided by Operating Activities		105,079
Cash Flow from Financing Activities:		
Capital Distributions	(68,358)	
Capital Contributions	102,900	
Net Cash Provided by Operating Activities		34,542
Net Increase in Cash		139,621
Cash at Beginning of Year		14,653
Cash at End of Year		$ 154,274
Supplemental Disclosure of Cash Flow Information:		
Cash Paid During the Year for:		
Interest	$ -	
Income Taxes	$ -	

Avior Capital, LLC
Financial Statements

Statement of Changes in Ownership Equity
As of December 31, 2013

	Member's Equity
Balance at December 31, 2012	$ 133,362
Member's Distributions	(68,358)
Member's Contributions	102,900
Net Loss	(600)
Balance at December 31, 2013	$ 167,304

Avior Capital, LLC

Financial Statements

Statement of Changes in Subordinated Liabilities
As of December 31, 2013

Balance of Subordinated Claims at January 1, 2013		$ -
Additions	$ -	
Subtractions	$ -	
Balance of Subordinated Claims at December 31, 2013		$ -

Avior Capital, LLC

Notes to Financial Statements
As of December 31, 2013

General

Avior Capital, LLC (the "Company") was organized on September 22, 2005, from the reorganization of Granite Financial Group, Inc., a California corporation. During 2011, the Company changed its name from Granite Financial Group, LLC to Avior Capital, LLC. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended, is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company's main activities include both traditional brokerage services and corporate finance. Brokerage activities include, but are not limited to, principal and agency transactions and institutional sales.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Note 1: Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable represent proceeds from the sale of securities. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company has adopted FASB ASC 320, Investments -Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Corporate finance revenues include fees earned from providing full service investment banking activities. Certain of these services include private placement transactions, merger and advisory activity, consulting, and research. Investment banking management fees, advisory services, and the related commissions are recorded at the time the transaction/underwriting is completed and received.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. At December 31, 2013, furniture and equipment was fully depreciated.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company terminated its clearing agreement with Apex Clearing, Inc. and executed a clearing agreement with Interactive Brokers ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2013 was $10,000.

Note 3: INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2013, the income tax provision consists of the following:

Franchise Tax	$	800
Gross Receipts Tax		900
Total Income Tax Provision	$	1,700

Note 4: RELATED PARTY TRANSACTIONS

The Company terminated its expense sharing agreement with its member on May 1, 2013. Under the agreement, the Company incurred a monthly fee for occupancy. For the year ended December 31, 2013, the Company paid $8,000 under the agreement.

At December 31, 2012, the Company had advanced one of its executive officers $32,300, which was non-interest bearing and due on demand. This amount was converted to paid-in-capital at December 31, 2013.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 5: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter- parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 15, 2013, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Avior Capital, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2013

Computation of Net Capital

Total Stockholder's Equity		$167,304
Non-Allowable Assets		
Prepaid Expenses	$ 5,335	
Investment	$ 10,000	
IB Deposit	$ 10,000	
Total Non-Allowable Assets		$ 25,335
Haircuts on Securities Positions	$ -	
Undue Concentration Charges	$ -	
Total Securities Charges		$ -
Net Allowable Capital		$ 141,969

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 821
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$ 100,000
Net Capital Requirement	$ 100,000
Excess Net Capital	$ 41,969

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$12,305
Percentage of Aggregate Indebtedness to Net Capital	8.67%

Reconciliation of Computation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of	December 31, 2013		$ 141,969
Adjustments			
Change in Equity		$ -	
Change in Non-Allowable Assets		$ -	
Change in Securities Charges		$ -	
Net Capital per Audit			$141,969
Reconciled Difference			$ -

Avior Capital, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2013

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $141,969 which was $41,969 in excess of its required net capital of $100,000. The Company's net capital ratio was 8.67%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate it's net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no materials inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis..

Statement Related to SIPC Reconciliation Requirement

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Report on Internal Control
For the Year-Ended December 31, 2013

February 19, 2014

To the Shareholder and
Board of Directors
Avior Capital, LLC
4660 LaJolla Village Drive, PMB
#52 San Diego, CA 92122

Re: December 31, 2013, Audit of Avior Capital, LLC

To the Board of Directors:

In planning and performing my audit of the financial statements and supplemental schedules of Avior Capital, LLC for the year ended December 31, 2013, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on such internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objective stated in 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities for customers or perform custodial functions relating to customer securities I did not review the practices and procedures followed by the Company in the following areas:

1. Making quarterly securities examinations, counts, verifications and/or comparisons;
2. Recording and differences required by Rule 17a-13; and,
3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the referenced SEC objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, inn internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be materials in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

It should be noted that firm has limited personnel which increases individual responsibilities and duties. This reduces the Company's ability to segregate conflicting duties but limited segregation of duties in itself is not considered a material weakness.

My consideration of internal control was for the limited purpose of described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Commission Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use by management, the Securities and Exchange Commission and other relevant regulatory agencies that rely upon Rule 17a-5(g) under the Securities and Exchange Act of 1934 or other state statutes in their regulation of registered broker/dealers and is not intended to be, and should not be, used by anyone other than these specific parties for the purposes referenced.

Nathan T. Tuttle, CPA